7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

May 7, 2012

VIA EDGAR

Mr. John Ganley, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Re:       ING Mutual Funds Form N-14

SEC File No.  333-180546

Dear Mr. Ganley,

This letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on May 1, 2012, in connection with the Form N-14 proxy statement/prospectus (the “N-14”) that was filed on April 3, 2012 by ING Mutual Funds (the “Registrant”) with respect to the reorganization of ING Emerging Countries Fund (“Emerging Countries Fund”) with and into ING Emerging Markets Equity Fund (“Emerging Markets Equity Fund” or “Emerging Markets Fund”) (“Reorganization”).  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.               Comment: The Introduction section on page 2 lists the documents that are incorporated by reference, including the prospectus of the Emerging Markets Equity Fund.  Please indicate whether you intend to send this prospectus to shareholders at the same time as the N-14.

Response:  The Registrant does not intend to send the prospectus for the Emerging Markets Equity Fund to shareholders at the same time as the N-14 because the Registrant believes the N-14 contains all the information from that prospectus that is relevant to the Reorganization.

2.               Comment:  Please set forth potential options for Board action in the event that the interim sub-advisory agreements with the sub-advisers to the Emerging Countries Fund expire prior to the Reorganization.

Response:  The Registrant has revised the N-14 to add the following language:  “If shareholders of the Emerging Countries Fund do not approve the Reorganization Agreement, the Emerging Countries Fund will continue to be managed by ING Investments, and the sub-advisers will continue to serve under their respective interim subadvisory agreements until they expire on July 23, 2012. The Board may consider several options for the management of the Emerging Countries Fund in the event that the Reorganization is not approved in a timely fashion, which could include retaining one or more different affiliated or unaffiliated sub-advisers or continuing to retain the same sub-advisers pursuant to “permanent” sub-advisory agreements. Some of these measures could require a shareholder vote unless the Fund could rely on an exemption from applicable shareholder voting requirements.”

3.               Comment: We understand that prior to the appointment of the current sub-advisers, a transition manager was retained to assist with the transition of the Emerging Countries Fund’s investment portfolio from its prior strategy to the strategies the sub-advisers currently utilize.  Please explain the authority under which the transition manager was appointed.  Specifically, please indicate if the Registrant relied on its “Manager of Managers” exemptive relief to appoint the transition manager.

Response:  The transition manager did not serve in an advisory capacity to the Emerging Countries Fund, but merely executed trades in the portfolio securities of the Fund pursuant to instructions provided to it.  The transition manager did not exercise any investment discretion with respect to these trades other than the trading discretion normally afforded to a broker or trading desk.  Therefore, the Registrant does not believe that it was necessary to rely on the Manager of Managers exemptive order or any other relief from Section 15 of the Investment Company Act of 1940 (“1940”) or the Rules thereunder for the appointment of the transition manager.

4.               Comment: It is noted that the Reorganization is intended to qualify as a tax-free reorganization.  To the extent that it is planned that the Emerging Countries Fund will sell assets in advance of the Reorganization, specifically in preparation for the Reorganization, which is expected to result in a capital gains distribution to shareholders, please disclose this more prominently in the N-14.

Response: The Registrant has added the following disclosure to the N-14 on page 19: “Prior to the Closing Date, Emerging Countries Fund will pay its shareholders a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date. This distribution would be taxable to shareholders that are subject to tax.  No such cash distribution is anticipated.”

5.               Comment: On page 4 of the N-14, in the section entitled “How do the fees and expenses compare?”, please add a parenthetical reference in the table itself indicating that the information shown applies to both Funds.

Response: The Registrant has revised the table in accordance with this comment.

6.               Comment:  In the Annual Fund Operating Expenses table on page 5, please include the term “combined” in the column setting forth pro forma expenses to indicate that the pro forma information shows the anticipated expenses assuming the Reorganization has taken place.

Response:  The Registrant has revised the table in accordance with this comment.

7.               Comment:  In the Annual Fund Operating Expenses table on page 5, please replace the term “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]” as appropriate, in accordance with the requirements of Form N-1A.

Response:  The Registrant has revised the table in accordance with this comment.

8.               Comment:  Please ensure that the Expense Example table is provided to shareholders in a font size of at least 10 points and is readable for shareholders, as required by Rule 420 under the Securities Act of 1933.

Response:  The Registrant confirms that the Expense Example table will be provided to shareholders in a font size of at least 10 points.

9.               Comment:  In the comparison table within the section entitled “How do the Principal Investment Strategies compare?”, please replace the investment strategies of the Emerging Markets Equity Fund that are identical to the current investment strategies of the Emerging Countries Fund with a notation indicating that they are identical.  Please only state the investment strategies of the Emerging Markets Equity Fund to the extent that they differ from those of the Emerging Countries Fund.

Response:  The Registrant has determined to highlight the differences between the two strategies by underlining them, and believes this modification is sufficient to clarify the differences between the principal investment strategies of the two Funds.

10.         Comment:  The Statement of Additional Information (“SAI”) is dated May 15, 2011.  Please change the date to a date in 2012.

Response:  The Registrant has revised the date in accordance with this comment.

11.         Comment:  On page 18 of the N-14, in the section entitled “Expenses of the Reorganization,” please set forth the estimated costs of the Reorganization, the amounts proposed to be paid by Emerging Countries Fund and the Adviser (or an affiliate), and please disclose the reasons why the Board determined that the proposed allocation of expenses was fair and equitable for both Funds.

Response:  The Registrant has revised the disclosure to include an estimate of the costs of the Reorganization.  The Registrant appreciates the Staff’s comment with respect to the inclusion of the Board’s assessment of the reasonableness of such costs, but the Registrant submits that the expenses of the Reorganization were one of the factors considered by the Board in determining that the Reorganization is in the best interest of shareholders.  The Board’s consideration of the expenses of the Reorganization is properly disclosed in the section entitled “What factors did the Board consider?”.

12.         Comment:  We understand that the Emerging Countries Fund has significant capital loss carryforwards.  Please disclose any potential limitations on the ability of the Emerging Markets Equity Fund to use these carryforwards.

Response:  The Registrant has added the following disclosure on page 19 of the N-14: “As of November 30, 2011, Emerging Countries Fund has estimated capital loss carryforwards of $99.9 million, none of which will expire as a result of the Reorganization. Emerging Markets Fund does not have capital loss carryforwards. After the Reorganization, the losses of Emerging Countries Fund generally may be available to Emerging Markets Fund to offset its capital gains, although a portion of the amount of these losses that may offset Emerging Markets Fund’s capital gains in a given year may be limited due to this Reorganization. The ability of Emerging Markets Fund to absorb losses in the future depends upon a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any of these various capital loss carryforwards and built in losses currently are available only to pre-Reorganization shareholders of each Fund. After the

Reorganization, however, these benefits will inure to the benefit of all post-Reorganization shareholders of Emerging Markets Fund.”

13.         Comment:  Please add a statement in the N-14 indicating whether all the securities expected to be held by the Emerging Countries Fund at the time of the Reorganization will comply with the investment policies and restrictions of the Emerging Markets Equity Fund.  If this is not the case, please mark those securities that will be sold by the Emerging Markets Equity Fund for this reason.

Response: The Registrant has added the following statement in the introduction to the Pro Forma Financial Statements on page 9 of the SAI: “It is anticipated that all the securities expected to be held by the Emerging Countries Fund at the time of the Reorganization will comply with the investment policies and restrictions of the Emerging Markets Fund.”

14.         Comment:  Please provide an analysis as to how the Emerging Markets Equity Fund was selected as the accounting and performance survivor in the Reorganization.

Response:  In applying the factors enumerated in the North American Security Trust no-action letter (Pub. Avail. Aug. 5, 1994), among other factors, the Registrant determined that the Emerging Markets Equity Fund is the appropriate performance and accounting survivor in the Reorganization.  As described in the N-14 and in a prospectus supplement dated February 10, 2012, as of February 24, 2012, the Emerging Countries Fund has appointed the same sub-advisers and adopted materially the same investment policies and restrictions as the Emerging Markets Equity Fund.  The Emerging Countries Fund effected these changes so that the composition of the investment portfolio of the Emerging Countries Fund would be materially identical at the time of the Reorganization to the anticipated accounting and performance survivor of the Reorganization — the Emerging Markets Equity Fund.

The historical performance and accounting history for the Emerging Countries Fund reflects periods when the Fund operated pursuant to a different investment program and had a different sub-adviser, while the performance and accounting history for the Emerging Markets Equity Fund reflects the sub-advisers and investment program the surviving fund will have after the Reorganization.  Moreover, although the expense structures of the two Funds are similar, the net annual total fund operating expenses anticipated for the surviving fund more closely match the Emerging Markets Equity Fund than the Emerging Countries Fund.  The Emerging Markets Equity Fund also is larger in asset size than the Emerging Countries Fund.

15.         Comment:  On page 9 of the SAI, in the Statements of Assets and Liabilities, please include the name of the surviving fund in the column entitled “Pro Forma Combined.”

Response:  The Registrant has revised the Statement of Assets and Liabilities as requested.

16.         Comment:  Please provide an undertaking to file an opinion with respect to the taxation of the Reorganization by a post-effective amendment to the N-14 as soon as is reasonably practicable.

Response:  The Registrant has revised the N-14 to provide this undertaking.

17.         Comment:  Please provide powers of attorney for each signatory of the N-14 for which a power of attorney is used.

Response:  The Registrant has included these powers of attorney with the N-14.

18.         Comment:  Please provide the usual Tandy representation.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164 or Kristen Freeman of ING U.S. Legal Services at 480.477.2650.

Very truly yours,

/s/ Corey F. Rose
Dechert LLP

Attachments

cc:                                 Huey P. Falgout, Jr., Esq.

Kristen Freeman, Esq.

Jeffrey S. Puretz, Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

May 7, 2012

VIA EDGAR

Mr. John Ganley, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Re:       ING Mutual Funds Form N-14

SEC File No.  333-180546

Dear Mr. Ganley:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP